

Mail Stop 3561

August 18, 2008

Mr. Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corp.
200 Madison Avenue
New York, NY 10016

> **Re:** **Phillips-Van Heusen Corp.**
> **Form 10-K for Fiscal Year Ended February 3, 2008**
> **Filed April 3, 2008**
> **File No. 001-07572**

Dear Mr. Chirico:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel and
          Health Care Services